

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Petros Panagiotidis
Chairman and Chief Executive Officer
TORO CORP.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus

>   **Re: TORO CORP.**
>   **Registration Statement on Form F-3**
>   **Filed November 13, 2023**
>   **File No. 333-275477**

Dear Petros Panagiotidis:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3 filed November 13, 2023

General

1.   It appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to November 13, 2023, did not exceed the $75 million threshold that General Instruction I.B.1 of Form F-3 specifies. Please provide us with your analysis demonstrating your ability to use Form F-3 pursuant to General Instruction 1.B.1. Alternatively, if you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.

2.   Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Ioannis Lazaridis